Exhibit 99.18

CONSENT OF JOHN YOUNG

March 31, 2019

VIA EDGAR

United States Securities and Exchange Commission

Re:	Lithium Americas Corp. (the “Company”)

Annual Report on Form 40-F of the Company for the year ended December 31, 2018 (the “Form 40-F”)

I, John Young, hereby consent to the use of my name in connection with reference to my involvement in the preparation of the following technical report (the “Technical Report”):

•	Technical Report titled “Technical Report on the Pre-Feasibility Study for the Thacker Pass Project, Humboldt County, Nevada, USA”, dated August 1, 2018, effective August 1, 2018.

and to references to the Technical Report, or portions thereof, in the Form 40-F, which is being filed pursuant to the Securities Exchange Act of 1934, as amended, and to the inclusion or incorporation by reference of the information derived from the Technical Report related to me in the Form 40-F. This consent extends to any amendments to the Form 40-F.

I also hereby consent to the use of my name in connection with reference to my involvement in the preparation of the Technical Report, to references to the Technical Report, or portions thereof, and to the inclusion or incorporation by reference of the information derived from the Technical Report related to me in the registration statement (No. 333-222595) on Form F-10 and registration statement (No. 333-227816) on Form S-8. This consent extends to any amendments to the Form F-10 and the Form S-8, including post-effective amendments.

/s/ John Young

John Young